Filed by Elanco Animal Health Incorporated

pursuant to rule 425 under the Securities Act of 1933, as amended

Subject Company: Eli Lilly and Company

Commission File No.: 001-06351

PATH TO INDEPENDENCE Divestiture Article

Lilly Announces Intent to Complete Elanco Divestiture

Today Lilly announced its intent to complete the divestiture of its ownership in Elanco through an exchange offer. This is the next major step in our journey to separate from Lilly and be a fully independent company.

The exchange offer is regulated by the US Securities and Exchange Commission (SEC) and applicable securities laws. It will enable Lilly to exit its ownership by offering Lilly shareholders the option to exchange their existing Lilly shares for shares of Elanco currently owned by Lilly. The exchange offer will be open to all Lilly shareholders … including Elanco employees who own Lilly shares. Lilly will communicate offer details directly. The exchange offer will be open for at least 20 trading days.

As part of this process, Elanco also will file what is called an S-4 registration statement with the SEC. Similar to the S-1 document we filed for our IPO, it provides detailed information on our company and our financials to help Lilly shareholders make an informed decision about whether to participate in the exchange offer.

“We thank the entire Lilly organization for their support of Elanco throughout our history, but particularly in the last decade as they supported our growth into a diversified, global company with the size and scope to successfully operate independently,” said Jeff Simmons, Elanco president and CEO. “Lilly’s decision to divest now, we believe, reflects its confidence that we have the right targeted strategy, are successfully progressing the execution of our strategy and are delivering on our commitments to the marketplace.”

What Changes for Employees?

The full divestiture will have very little impact on how we operate. This is simply the next step in the separation plan outlined at the time of our IPO. Lilly will continue to provide support to Elanco through the Transition Service Agreements (TSAs) that began at the time of the IPO, including hosting Elanco employees in shared affiliate sites.  We have a dedicated team hard at work building the infrastructure systems and processes needed to become a standalone company so we can exit TSAs as quickly as possible. Most extend through 2019 and some for a year or two beyond.

Our continuing key to long-term success as an independent company remains our disciplined execution of our business plans that ladder up to our IPP strategy. That has not changed. Now, more than ever, we must focus on the Elanco way of execution, creating your quarterly rhythm of accountability and review. Owning and achieving our business plans are our pathway to Elanco’s — and your personal — growth.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains certain statements about Eli Lilly and Company (“Lilly”) and Elanco Animal Health Incorporated (“Elanco”) that are “forward-looking statements” within the meaning of Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”). Forward-looking statements are based on current expectations and assumptions regarding Lilly’s and Elanco’s respective businesses, the economy and other future conditions. In addition, the forward-looking statements contained in this communication may include statements about the expected effects on Lilly and Elanco of the exchange offer, the anticipated timing and benefits of the exchange offer, Lilly’s and Elanco’s anticipated financial results, and all other statements in this communication that are not historical facts.

Because forward-looking statements relate to the future, by their nature, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and are detailed more fully in Lilly’s and Elanco’s respective periodic reports filed from time to time with the Securities and Exchange Commission (the “SEC”), the Registration Statement, including the prospectus forming a part thereof, and other exchange offer documents to be  filed by Elanco and Lilly with the SEC. Such uncertainties, risks and changes in circumstances could cause actual results to differ materially from those expressed or implied in such forward-looking statements. Forward-looking statements included herein are made as of the date hereof, and neither Lilly nor Elanco undertakes any obligation to update publicly such statements to reflect subsequent events or circumstances, except to the extent required by applicable securities laws. Investors should not put undue reliance on forward-looking statements.

Additional Information and Where to Find It:

This document is for informational purposes only and is neither an offer to buy, sell or exchange nor the solicitation of an offer to buy, sell or exchange any securities. If the exchange offer is commenced, and there can be no assurances that the exchange offer will be commenced on the terms described in this document or at all, the terms and conditions of the exchange offer will be more fully described in the registration statement to be filed by Elanco with the SEC and a Schedule TO to be filed by Lilly with the SEC. The prospectus, which will be included in the registration statement, will contain important information about Lilly, Elanco, the planned separation of Elanco from Lilly and related matters. Lilly will mail the prospectus to its shareholders. Investors and security holders are urged to read carefully and in its entirety the prospectus and any other relevant documents filed with the SEC by Lilly and Elanco, if and when they become available and before making any investment decision. None of Lilly, Elanco, or any of their respective directors or officers or any dealer manager appointed with respect to the exchange offer makes any recommendation as to whether investors should participate in the exchange offer. Investors will be able to obtain a free copy of the prospectus and other related documents filed with the SEC by Lilly and Elanco at the SEC’s website at www.sec.gov. Those documents also may be obtained for free, as applicable, from Lilly at www.lilly.com or Elanco at www.elanco.com.